Exhibit 3.1

BRAEMAR HOTELS & RESORTS INC.

ARTICLES SUPPLEMENTARY ESTABLISHING ADDITIONAL SHARES
OF SERIES B PREFERRED STOCK

Braemar Hotels & Resorts Inc., a Maryland corporation (the “Corporation”), having its principal office in Baltimore City, Maryland and its corporate office in Dallas, Texas certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Corporation’s charter (“Charter”), the Board of Directors (the “Board”) initially classified and designated 2,600,000 shares of the unissued preferred stock, par value $.01 per share, of the Corporation as 5.50% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), having the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth in the “Articles Supplementary Establishing and Fixing the Rights and Preferences of a Series of Preferred  Stock” filed by the Corporation with the State Department of Assessments and Taxation of Maryland on December 4, 2015 (the “Original Series B Articles Supplementary”).

SECOND:  Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Corporation’s Charter, through Articles Supplementary filed and accepted for record on April 27, 2016 and March 3, 2017, respectively, classified an additional 400,000 and 2,200,000 shares, respectively, of shares of undesignated preferred stock as additional shares of Series B Preferred Stock, with the result that as of the date hereof, the Corporation has an aggregate of 5,200,000 shares of Series B Preferred Stock, all of which constitutes a single series of preferred stock and all of which have the terms set forth in the Original Series B Articles Supplementary.

THIRD:  Under a power contained in Section 2-208 of the Maryland General Corporation Law and Article V of the Corporation’s Charter, the Board of Directors on December 3, 2019, classified an additional 1,900,000 shares of undesignated preferred stock as Series B Preferred Stock, having all of the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption as set forth in the Original Series B Articles Supplementary, with the result that the Corporation shall, upon the filing and acceptance for record of these Articles Supplementary, have authorized an aggregate of 7,100,000 shares of Series B Preferred Stock, all of which shall constitute a single series of preferred stock and all of which have the terms set forth in the Original Series B Articles Supplementary.

FOURTH:  These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FIFTH:  These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

The undersigned President of the Corporation acknowledges these Articles Supplementary to be the act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed in its name and on its behalf by its President and attested to by its Chief Financial Officer as of this 4th day of December 2019.

BRAEMAR HOTELS & RESORTS INC.

By:	/s/ Richard J. Stockton
Richard J. Stockton
President

ATTEST:

By:	/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer